Filed by Andrew Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The slides contained in this filing were presented to the employees of Andrew Corporation on June 13, 2006.

ADC Merger June 2006

Merger combines Andrew's leading wireless solutions and ADC's leading wireline connectivity solutions to create a clear global leader in network connectivity Combined, the companies have $3.3 billion in sales* Merger is expected to close within the next four to six months. Transaction remains subject to shareholder and regulatory approvals *For the most recent reported twelve months as of May 31, 2006, combined sales for the two companies on a pro forma basis totaled approximately $3.3 billion. The proposed business combination remains subject to shareholder and regulatory approvals.

An Introduction... Who is Andrew? Westchester, Illinois, U.S. About 11,000 $1.9 Billion $77 Million 1937 US (Illinois, Virginia, Massachusetts, North Carolina, New Jersey, and Texas), Canada, Mexico, Brazil, China, India, Scotland, Czech Republic, Italy, Australia, and Germany. Who is ADC? Eden Prairie, Minnesota, U.S. About 9,300 $1.2 Billion $72.3 Million 1935 US (Minnesota, New Mexico, Colorado, North Carolina, Nebraska, and Vermont), Germany, Czech Republic, Mexico, England, China, Singapore, Australia, Brazil, and India. Headquarters: Employees: 2005 Revenues: 2005 Operating Income: Year Founded: Primary Locations:

ADC: Global Leader in Wireline Network Connectivity C U R R E N T S T A T E Copper Connectivity $406 mil Fiber Connectivity $208 mil Enterprise Connectivity $190 mil Active Infrastructure $140 mil Professional Services $229 mil FY'05 Total Sales $1.173 billion 80%+ of ADC sales are focused in wireline infrastructure Ranked #1 or #2 in each major product group Significant competitive advantages Improving operational and financial performance

Expectations from the Merger We expect to: create a company with much larger scale; proper execution should increase our earnings promote growth opportunities through cross selling and enhanced geographic reach combine outstanding OEM and global channel partner relationships see customers benefit from a broader suite of products and services create synergies to operate more efficiently and cost effectively initiate new opportunities for employees that arise from global leadership

Creating a Global Leader in Wireline and Wireless Infrastructure Cable and Connectivity Products Wireless Subsystems Products Copper Connectivity Coax Connectivity Fiber Connectivity RF Connectivity Apparatus Enterprise Connectivity Industrial Products Antennas Base Station Subsystems In-Building Distributed Coverage Geolocation Systems Satellite Combined ADC Andrew Merging Extensive & Complementary Product Lines

Creating Revenue Scale with Diversified Wireline and Wireless Portfolio ADC Revenue LTM* = $1,262M Copper 39% Services 21% Wireline 6% Wireless 5% Structured Cable 7% FTTX 9% Fiber 13% Andrew Revenue LTM* = $2,001M Wireless Innovations 9% Antenna & Cable 56% Satellite Comm 6% Network Solutions 5% Base Stations 24% Combined Revenue LTM* = $3,263M Wireless Innovations Copper 18% Structured Cable 3% FTTX 4% Antenna & Cable 33% Fiber 5% Network Solutions Sat Comm 3% Services 9% Base Stations 14% 7% 3% *last four reported quarters

Proposed Organizational Structure President & CEO: Bob Switz of ADC ACS (Antenna, Cable & Satellite): John DeSana of Andrew Antenna and Cable Products and Satellite Communications (Jude Panetta of Andrew) will report into DeSana NCS (Network Connectivity Solutions): Pat O'Brien of ADC GSS (Global Services & Solutions): Dick Parran of ADC WTS (Wireless Technology & Systems): Mickey Miller of Andrew BSSG, WIG (Bob Hudzik) and ANS (Terry Garner) will report into Miller Global Go-To-Market (Sales, Customer Svc., Marketing): Roger Manka of Andrew Merger Integration: Laura Owens of ADC Corporate Centers Business Development: Hilton Nicholson of ADC Corporate Services (IT, Facilities, Real Estate): Mary Quay of ADC Finance: Gokul Hemmady of ADC Human Resources: Bob Grams of ADC (interim) Legal: Jeff Pflaum of ADC Global Supply Chain and Logistics: TBD Strategy and Technology: Mike Day of ADC

Interacting with ADC The law requires that until the proposed transaction is CLOSED we continue to operate our business in the ordinary course. This means we must operate separate of ADC and remain a competitor of ADC until the transaction closes. Under NO circumstances should you contact ADC employees unless you are requested to engage in integration planning. If you are asked to engage in integration planning you should not have any contact with ADC employees until clarification on appropriate activities is provided by Andrew's legal department to you. In the case of mutual customers, you should continue to pursue your normal routine and course of discussions. Should the topic of the merger arise, you should only discuss information that is in the Merger Press Release or Merger Overview Presentation. You should not discuss any business dealings that this customer has with Andrew. All external and internal communications are to be coordinated with legal, marketing, and Investor Relations

Timeline May 31, 2006: Announce agreement to create a global leader in wireline and wireless network infrastructure solutions. June 1, 2006: Begin developing and defining integration teams June through post-close: Integration efforts focused on planning for post close actions Frequent employee communication June through day of close: Prepare for DAY ONE. Until then, we operate as separate companies in the ordinary course in a competitive marketplace June through day of close: Stay focused on vital 3Q and 4Q revenue, shipment and key programs

Where to Go for Merger Information Informational site on WebCore contains all announcements, presentations, updates, etc. We will send out periodic updates as we make progress on the proposed merger. Check out ADC's website at www.adc.com Email IntQuestions@andrew.com with questions. Ask your manager See link on WebCore homepage

Right now it's important to so that we can meet our quarterly and annual 2-2-5 Plus goals! focus, focus, focus

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Form 10-K for the year ended October 31, 2005 and Andrew's Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900 Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.